SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON May 2, 2023

I.          Date, Time and Place: On May 2, 2023, at 4:00 p.m., held exclusively virtually, considered held at the headquarters of Gol Linhas Aereas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, s/n, Portaria 3, at the Board of Directors meetings room, Jardim Aeroporto, ZIP Code 04626-020, in the city of and State of São Paulo.

II.          Call Notice and Attendance: The call notice was waived due to the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Marcela de Paiva Bomfim Teixeira, Germán Pasquale Quiroga Vilardo, Philipp Michael Schiemer, Anmol Bhargava, Richard Freeman Lark Jr. and Adrian Neuhauser.

III.         Chair: Mr. Constantino de Oliveira Junior was the Chairman of the meeting, and invited me, Mrs. Renata Domingues da Fonseca Guinesi, to act as secretary of the meeting.

IV.  Agenda: To pass resolutions on:

(i)        The resignation of Mr. Richard Freeman Lark Jr. from the positions of Chief Financial Officer and Investor Relations Officer of the Company;

(ii)        The creation of the Safety Committee;

(iii)        The election of the Company's Officers; and

(iv)        The election of the members of the Company's Committees and Subcommittees.

V.	Resolutions: Following the necessary explanations and a detailed analysis of the agenda and the related documents, the members of the Board of Directors, unanimously:

(i)        Consign the resignation of Mr. Richard Freeman Lark Jr. from the positions of Chief Financial Officer and Investor Relations Officer, for which he was elected at the Board of Directors' Meeting held on March 14, 2022, under nº 317.964/22-7 in the session 06/24/2022 of the Board of Trade of State of São Paulo pursuant to the resignation letter presented by him to the Company on the date hereof and filed at the Company's headquarters.

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(ii)	The election of the Company's Officers, indicated below, with a unified term of office until May 2, 2024: (a) Mr. Celso Guimarães Ferrer Junior, Brazilian, married, businessman, bearer of Identity Card RG No. 24982348, enrolled with the CPF/MF under No. 309.459.748-33, as Chief Executive Officer; (b) Mario Tsuwei Liao, Brazilian, married, administrator, bearer of identity card RG No. 30.494.176-1, issued by SSP/SP, enrolled with the CPF/MF under No. 311.128.678/99, as Chief Financial and Investors Relations Officer; (c) Mr. Eduardo José Bernardes Neto, Brazilian, married, businessman, bearer of Identity Card RG No. 20427334-1, issued by SSP/SP, enrolled with the CPF/MF under No. 165.610.978-66, as Vice President; and (d) Ms. Carla Patrícia Cabral da Fonseca, Brazilian, single, businesswoman, bearer of Identity Card RG No. 30593.936-1, issued by SSP/SP, enrolled with the CPF/MF under No. 284.882.578-21, as Vice President, all of them with business address at Praça Comandante Linneu Gomes, s/n, Portaria 3, Jardim Aeroporto, ZIP Code 04626-020, in the city of and State of São Paulo.

The Company's Officers hereby elected declared, in accordance with the provisions set forth in Article 37, item II, of Law No. 8,934/1994 and Article 147, paragraphs 1 and 2, of the Law No. 6,404/1976 and Annex K of the Brazilian Securities Commission (“CVM") Resolution No. 80/2022, that have not been charged for any crime provided for by law nor any legal or regulatory restrictions which would prevent them from exercising business activities. The instruments of investiture of the executive officers elected herein, with the applicable legal representations for the exercise of their positions, were duly signed and are filed at the Company's headquarters. Mr. Mario Tsuwei Liao also signs the Term of Consent to the Corporate Governance Level 2 Listing Regulation.

(iii)        The creation of the Safety Committee, which functions, responsibilities, and attributions will be contemplated in the Internal Regulations to be elaborated in the first meeting to be held by such Committee. Subsequently, the Regulations will be submitted for approval by this Board of Directors.

(iv)        The election and/or reelection, as applicable, of the members of the Company's Committees and Subcommittees, with a unified term of office until May 2, 2024, as follows:

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•         Statutory Audit Committee: (a) of Mr. Germán Pasquale Quiroga Vilardo, Brazilian, legally separated, engineer, bearer of identity card RG No. 38.746.171-1, issued by the SSP/SP, enrolled with the CPF/MF under No. 009.943.227-71; (b) of Mr. Philipp Michael Schiemer, married, business administrator, holder of the National Register of Foreigners (RNE) No. V 113077-M; and (c) of Mrs. Marcela de Paiva Bomfim Teixeira, Brazilian, married, administrator expert in matters of corporate accounting and Audit Committee Financial Expert, bearer of identity card RG No. MG 11009076, issued by PC/MG, enrolled with CPF/MF under No. 012.640.496-84, all of them with business address at Praça Comandante Linneu Gomes, s/n, Portaria 3, Jardim Aeroporto, ZIP Code 04626-020, in the city of and State of São Paulo.

•         Corporate Governance and People Committee: (a) Mr. Constantino de Oliveira Junior, Brazilian, married, businessman, bearer of identity card RG No. 929.100, issued by the SSP/DF, enrolled with the CPF/MF under No. 417.942.901-25; (b) of Mr. Paulo Sergio Kakinoff, Brazilian, married, business administrator, bearer of identity card RG No. 25.465.939-1, issued by SSP/SP, and enrolled with the CPF/MF under No. 194.344.518-41; (c) of Ms. Betânia Tanure de Barros, Brazilian, married, psychologist, bearer of identity card RG No. M-1.072.104, enrolled with the CPF/MF under No. 385.001.086-49; (d) of Mr. Ricardo Constantino, married, businessman, bearer of identity card RG No. 671.071 SSP/DF, and enrolled with the CPF/MF under No. 546.988.806-10; and (e) of Mr. Richard Freeman Lark Jr, Brazilian, single, businessman, bearer of Identity Card RG No. 50.440.294-8, issued by SSP/SP, enrolled with CPF/MF under No. 214.996.428-73, all of them with business address at Praça Comandante Linneu Gomes, s/n, Portaria 3, Jardim Aeroporto, ZIP Code 04626-020, in the city of and State of São Paulo.

•         Financials Policies Committee: (a) Mr. Antonio Kandir, Brazilian, divorced, engineer, bearer of identity card RG No. 4.866.700-6, issued by SSP/SP, enrolled with CPF/MF under No. 146.229.631-91, with business address at Praça Comandante Linneu Gomes, s/n, Portaria 3, Jardim Aeroporto, ZIP Code 04626-020, in the city of and State of São Paulo; (b) of Mr. Richard Freeman Lark Jr, qualified above; (c) of Mr. Celso Guimarães Ferrer Junior, qualified above; and (d) of Mr. Mario Tsuwei Liao, qualified above.

•         Risk Committee: (a) of Antonio Kandir, qualified above; (b) of Mr. Richard Freeman Lark Jr., qualified above; (c) of Mr. Celso Guimarães Ferrer Junior, qualified above; and (d) of Mr. Mario Tsuwei Liao, qualified above.

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•         Alliances Committee: (a) of Mr. Constantino de Oliveira Junior, qualified above; (b) of Mr. Eduardo José Bernardes Neto, qualified above; and (c) of Mr. Celso Guimarães Ferrer Junior, qualified above.

•         Accounting, Tax and Financial Statement Policies Subcommittee: (a) of Ms. Valdenise dos Santos Menezes, Brazilian, married, accountant, bearer of identity card RG No. 05.929.893-5, issued by the Detran/RJ, enrolled with the CPF/MF under No. 836.229.937-15; (b) of Mr. Marcos da Cunha Carneiro, Brazilian, married, economist, bearer of Identity Card No. 04.831.135-1, issued by IFP/RJ, enrolled with the CPF/MF under No. 663.964.337-53; (c) of Mr. Natan Szuster, Brazilian, married, accountant, bearer of Identity Card RG No. 2.964.224, issued by the Detran/RJ, and enrolled with the CPF/MF under No. 388.585.417-15, all of them with business address at Praça Comandante Linneu Gomes, s/n, Portaria 3, Jardim Aeroporto, ZIP Code 04626-020, in the city of and State of São Paulo; and (d) of Mr. Mario Tsuwei Liao, qualified above.

•         Safety Committee: (a) of Mr. Celso Guimarães Ferrer Junior, qualified above; (b) of Mr. Constantino de Oliveira Junior, qualified above; (c) of Mr. Richard Freeman Lark Jr, qualified above; and (d) of Mr. Sergio Quito, Brazilian, married, aeronaut, bearer of identity card COMAER/SP No. 327413, enrolled with the CPF/MF under No. 820.327.858-20, with business address at Praça Comandante Linneu Gomes, s/n, Portaria 3, Jardim Aeroporto, ZIP Code 04626-020, in the city of and State of São Paulo.

The members of the Company's Committees and Subcommittees hereby elected declare, in accordance with the provisions set forth in Article 37, item II, of Law No. 8,934/1994 and Article 147, paragraphs 1 and 2, of the Law No. 6,404/1976 and Annex K of the CVM No. 80/2022, that have not been any of the crimes provided for by law or in the legal restrictions that prevent them from carrying out commercial activities. The terms of office of the members of the Committees and Subcommittees elected, with the applicable legal representations for the exercise of their positions, were duly signed and are filed at the Company's headquarters.

VI.	Suspension of the Meeting and Drawing-up of the Minutes: The word was offered to whoever might wish to use it and, as no one did, the work was suspended for the time necessary for the drawing up of these minutes, which, once the work was reopened, were read, checked, and signed by those present.

VII.	Signatures: Chair: Chairman: Mr. Constantino de Oliveira Junior; Secretary: Ms. Renata Domingues da Fonseca Guinesi; Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Marcela de Paiva Bomfim Teixeira, Germán Pasquale Quiroga Vilardo, Philipp Michael Schiemer, Anmol Bhargava, Adrian Neuhauser and Richard Freeman Lark Jr.

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I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, May 2, 2023.

Constantino de Oliveira Junior Chairman	Renata Domingues da Fonseca Guinesi Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer